SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Statement of Commercial Potential of Three New Light Oil and Gas Fields

(Rio de Janeiro, December 29, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announced that it sent a Statement of Commercial Potential of three new oil and gas fields to the National Petroleum Agency (ANP) today: Uruguá and Tambaú, in the Campos Basin, and Canapu, in the offshore basin in Espírito Santo, all operated exclusively by Petrobras, which holds 100% of the concession. With this, the number of statements of commercial potential of oil and gas fields made by Petrobras in 2005 is now five. The other two statements referred to the giant Papa-Terra field in the Campos Basin, and the Inhambu field, in the onshore Espírito Santo basin.

The Uruguá and Tambaú fields are located in the Campos Basin approximately 160 kilometers off the coast of the city of Rio de Janeiro, in water depths ranging from 1,000 meters to 1,400 meters. These fields resulted from the evaluation plans of the old BS-500 Block.

The Uruguá field is composed of light oil and natural gas accumulations. The natural gas deposit was initially discovered by exploratory well 1-RJS-587, with an in situ estimated volume of 34.4 billion cubic meters (217 million barrels of oil equivalent). The oil reserve was found by well 1-RJS-621 and has an estimated in situ volume of 250 million barrels, with an API grade of 33. Thus, the field’s total in situ volume is projected to be 467 million barrels of oil equivalent.

The Tambaú field, discovered by well 1-RJS-625, is composed of an estimated in situ natural gas accumulation of 48.5 billion cubic meters (305 million barrels of oil equivalent).

In the Canapu field in the offshore Espírito Santo basin, preliminary geological readings indicate an estimated 8.5 billion cubic meters of in situ natural gas (53.5 million barrels of oil equivalent) and 47.2 million barrels of oil and condensate, totaling 100.7 million barrels of in situ oil equivalent. Canapu is located nearly 100 km northeast of the Vitória coastline and 17 km east of the Golfinho oil field.

The well through which the discovery was made, 4-ESS-138-ES, was drilled at a water depth of 1,608 meters and crossed reserves with porous rock density of 54 meters that were saturated with natural gas, condensate and oil. Preliminary tests revealed excellent productivity of gas.

These statements of commercial potential report the volume of oil in situ, which is the total of oil and gas in the fields. These statements require greater technical evaluation to define the recoverable volumes, as they deal with new basins that require further studies, as volumes will vary from field to field. In the statement of commercial potential related to the huge Papa-Terra field, the field's recoverable volumes are already indicated, as they deal with a well-known basin. Petrobras has an important program called PRAVAP - Program for Advanced Recovery of Oil (Programa de Recuperação Avançada de Petróleo) created in 1993, for the purpose of increasing the recovery factor from its fields and prolonging their production to the utmost, in an economically and environmentally sound manner.

Recent Facts

With these announcements, the number of statements of commercial potential made this week alone rose to four. The other statement was in relation to the huge Papa-Terra field in the Campos Basin, with potential recoverable volume estimated between 700 million and 1 billion barrels of oil equivalent, and production start-up projected for the end of 2011. Also announced this week was the discovery of a new oil accumulation (28º API) in the Marlim Leste field, which opens up a new frontier of exploration in the Campos Basin. This may result in further discoveries of lighter and better-quality oil.

The commercial potential of the Inhambu field was also announced in 2005. The Inhambu field is in the onshore Espírito Santo basin in the city of Jaguaré, 180 km from Vitória. Moreover, in 2005 the Company announced the discovery of excellent-quality oil in the city of Esplanada in Recôncavo Baiano in the state of Bahia. These two announcements reflect Petrobras’ renewed efforts towards production in Brazil’s onshore basins.

These results bring Petrobras ever closer to the goal outlined in its Strategic Plan of increasing oil and natural gas production to 2,860,000 barrels per day in 2010, in Brazil alone.

In addition to guaranteeing ongoing production growth, the new discoveries show the prudence of the Company’s exploration program, which emphasizes deepwater and ultra-deepwater drilling, research in new areas, and renewal of onshore work. This approach allows a long-term reserve/production relationship, and consequently guarantees the sustainability of self-sufficiency, which will be attained in the coming months.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.